UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68183

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/2019** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Private Client Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2225 Lexington Road
(No. and Street)

Louisville	**KY**	**40206**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest Sampson **(502) 992-3540**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Rodefer Moss & Co, PLLC
(Name - if individual, state last, first, middle name)

301 East Elm St	**New Albany**	**IN**	**47150**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, Ernest Sampson, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Private Client Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

Notary Public

KIM HILL
NOTARY PUBLIC
REG # 616012
MY COMMISSION EXPIRES 02/26/2023
STATE AT LARGE, KY

This report* contains (check all applicable boxes):

- [√] (a) Facing page.
- [√] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- [ ] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [√] (l) An oath or affirmation.
- [ ] (m) A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
- [ ] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRIVATE CLIENT SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

FISCAL YEAR-ENDED DECEMBER 31, 2019

AND

INDEPENDENT AUDITORS' REPORT

****

CONTENTS

• Certified Public Accountants
• Business Advisors

p: 812.945.5236
f: 812.949.4095
w: rodefermoss.com
301 East Elm Street
New Albany, IN 47150



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of
Private Client Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Private Client Services, LLC as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Private Client Services, LLC as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Private Client Services, LLC's management. Our responsibility is to express an opinion on Private Client Services, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Private Client Services, LLC's in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

We have served as Private Client Services, LLC's auditor since 2011.

New Albany, Indiana
February 24, 2020

PRIVATE CLIENT SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets:

Current Assets

Cash	$	718,404
Deposit with clearing broker		250,000
Deposit with National Securities		
Clearing Corporation		5,000
Due from clearing broker		1,032,276
Accounts receivable		66,647
Commissions receivable		762,883
Prepaid expenses and other assets		530,624
Current portion of right of use asset		39,376
Total Current Assets		3,405,210

Non-current Assets

Right of use asset	9,780
Equipment	200,416
Less accumulated depreciation	(115,430)
Equipment, net of depreciation	84,986
Total Non-current Assets	94,766
Total Assets	$ 3,499,976

Liabilities and Member Equity:

Current Liabilities

Commisions payable	$	819,296
Accrued payroll liabilities		184,106
Accounts payable		46,606
Deferred rep expenses collected		1,079,180
Current portion of lease liability		39,376
Total Current Liabilities		2,168,564
Lease liability		9,836
Total Liabilities		2,178,400
Member Equity		1,321,576
Total Liabilities and Member Equity	$	3,499,976

The accompanying footnotes are an integral part of this statement of financial condition.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Company Activities - The Company is a dual registrant with the Financial Industry Regulatory Authority, Inc. (FINRA), the Securities and Exchange Commission (SEC) and with various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis and forwards all transactions to its clearing broker. Accordingly, the Company operates under the exemption provision of the SEC Rule 15c3-3(k)(2)(ii). In April of 2019, the Company received approval from FINRA to be a Municipal Securities Dealer.

Entity – The Statement of Financial Condition contains only the assets and liabilities specifically related to the business activities of the Company.

Revenue Recognition - The Company recognizes revenue on its variable annuity and mutual fund products once received with an estimate booked representing outstanding commissions and fees due.

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur. Investment advisory fees are received quarterly and are recognized as earned on a pro rata basis over the term of the contract.

The Company records revenues under the provisions of ASC 606, using a five-step revenue model to recognize revenue from contracts with customers. The five steps used in this process are: 1) identify the contract, 2) identify the performance obligations in the contract, 3) determine the transaction price, 4) allocate the price to the performance obligations, and 5) recognize the revenue. Under this standard, recognition of revenue occurs when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount and timing of and cash flows from customer contracts.

Basis of Accounting – The Company uses the accrual basis of accounting.

Commissions and Registered Representative Receivables – Receivables are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history and current relationships regarding these receivables, it has concluded that realization losses on balances outstanding at year-end, if any, will be immaterial.

Accounting Estimates - The preparation of Statement of Financial Condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Statement of Financial Condition and accompanying notes. Actual results could differ from those estimates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Income Tax Status – The Company elected as of January 1, 2012, to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations. There were no interest or penalties incurred during the year ended December 31, 2019.

The Company's federal and various state income tax returns for 2016 through 2018 are subject to examination by the applicable tax authorities generally for three years after the later of the original or extended due date.

Equipment and Depreciation – Property and equipment are carried at cost and include expenditures for computer equipment. Depreciation is computed on the straight-line basis and depreciable lives are generally 5 years.

Expenditures for normal repairs and maintenance are charged to operations as incurred. The cost of property or equipment retired or otherwise disposed, and the related accumulated depreciation are removed from the accounts in the year of disposal with the resulting gain or loss reflected in earnings or in the cost of the replacement asset.

The provision for depreciation was $28,559 for the year ended December 31, 2019.

Subsequent Events - The Company has evaluated events or transactions through February 24, 2020, the date these financial statements were issued, for items that should potentially be recognized or disclosed.

Leases – The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases.* The Company is a lessee in a noncancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The implicit rate of our lease is not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. The Company has determined this rate to be 3% at the inception of the lease. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2 – CLEARING DEPOSIT:

The Company maintains combined account balances of $255,000 with its clearing broker and securities organization, as minimum balance requirements. As of December 31, 2019, those underlying balances have been classified accordingly in the accompanying statement of financial condition.

NOTE 3 – COMMISSIONS AND FEES:

Commissions and fees includes brokerage commission income, life insurance commissions, mutual fund, 12b-1 and investment advisory fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the settlement date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the settlement date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Life insurance and variable annuities. The Company receives commissions for selling life insurance and variable annuities to its customers. The Company identifies contracts with customers and the performance obligations in those contracts. The Company recognizes revenue upon completion of the performance obligation, at the transaction price stipulated in each contract.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the settlement date. Any fixed amounts are recognized on the settlement date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

NOTE 3 – COMMISSIONS AND FEES: (Continued)

Asset Management
Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue on a pro rata basis over the quarter as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods

NOTE 4 – CONCENTRATION OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash & cash equivalents and accounts receivable. The Company places its cash & cash equivalents with three financial institutions. At times, such amounts may be in excess of the FDIC insurable limits. The Company has never experienced any losses related to these cash balances.

NOTE 5 - NET CAPITAL REQUIREMENTS:

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (1934 Rule 240.15c3-1), which requires the maintenance of a minimum net capital balance of the greater of $100,000 or 6 2/3% of aggregate indebtedness. In addition, the ratio of aggregate indebtedness to net capital, as derived, must not exceed 15 to 1 At December 31, 2019, the Company's net capital was $625,755 which was $483,809 in excess of its minimum net capital requirement of $141,946 and the ratio of aggregate indebtedness to net capital was 3.40 to 1.

NOTE 6 – RETIREMENT PLAN:

The Company has a deferred compensation 401(k) plan covering substantially all employees whom meet certain eligibility requirements. For the year ended December 31, 2019, the Company's contribution to the 401(k) plan was $68,775.

NOTE 7 - RELATED PARTY TRANSACTIONS:

The Company leases its office space from a related entity. Rent expense paid to that related entity by the Company during 2019 was $73,970.

NOTE 8 – LEASES

Leases-On January 1, 2019, the Company began accounting for leases under the ASU 2016-02, *Leases (Topic 842)* accounting guidance which amended existing lease accounting guidance. The update requires the Company, the lessee, to recognize the right-of-use asset and related lease liability for its operating leases. The Company is using a modified retrospective approach as the Company recorded a right-of-use asset and related lease liability of $46,156 upon the adoption of this accounting standard update.

The Company entered into a non-cancellable lease agreement for office space, which commenced on March 16, 2018 and was renewed for an additional year on September 30, 2019. This operating lease is scheduled to expire on March 31, 2021, with seven annual renewal options to extend it through March 31, 2028. Additional renewal options have not been recognized as part of the ROU asset because it is not certain that the Company will exercise its option to extend the lease after March 31, 2021. Lease expense under this lease agreement was $39,012 in 2019.

Maturities of lease liabilities under noncancelable leases as of December 31, 2019:

Year Ended December 31,		
	2020	$39,376
	2021	9,836
	Total	$49,212

Future minimum lease payments are as follows:

Year Ended December 31,		
	2020	$40,122
	2021	10,104
	Total	$50,226

Total undiscounted lease payments	$50,226
Less: imputed interest	1,014
Total lease liabilities	$49,212